Exhibit 99.1

OneConstruction Group Limited

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: ONEG)

NOTICE OF 2025 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2025 annual general meeting (the “Meeting”) of OneConstruction Group Limited (the “Company”) will be held on December 22, 2025, at 10 a.m., China Standard Time, at Room 908, 9/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, for the following purposes:

1.	To approve, as an ordinary resolution, the re-appointment of Mr. CHEUNG Kam Cheung as an executive director of the Company to hold office until the next annual general meeting;
2.	To approve, as an ordinary resolution, the re-appointment of Mr. CHAN Man Kit as an independent non-executive director of the Company to hold office until the next annual general meeting;
3.	To approve, as an ordinary resolution, the re-appointment of Mr. LAW Hok Yu as an independent non-executive director of the Company to hold office until the next annual general meeting;
4.	To approve, as an ordinary resolution, the re-appointment of Ms. CHUNG Suet In as an independent non-executive director of the Company to hold office until the next annual general meeting;
5.	To confirm, ratify and approve, as an ordinary resolution, the re-appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the year ending March 31, 2026;

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on November 25, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about November 26, 2025.

By Order of the Board of Directors,
/s/ CHEUNG Kam Cheung
CHEUNG Kam Cheung
Chairman of the Board of Directors

Hong Kong, People’s Republic of China

November 26, 2025

OneConstruction Group Limited

2025 ANNUAL GENERAL MEETING

December 22, 2025

10 a.m., China Standard Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of OneConstruction Group Limited (the “Company”) is soliciting proxies for the 2025 annual general meeting (the “Meeting”) of the Company to be held on December 22, 2025, at 10 a.m., China Standard Time, at Room 908, 9/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on November 25, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To approve, as an ordinary resolution, the re-appointment of Mr. CHEUNG Kam Cheung as an executive director of the Company to hold office until the next annual general meeting;
2.	To approve, as an ordinary resolution, the re-appointment of Mr. CHAN Man Kit as an independent non-executive director of the Company to hold office until the next annual general meeting;
3.	To approve, as an ordinary resolution, the re-appointment of Mr. LAW Hok Yu as an independent non-executive director of the Company to hold office until the next annual general meeting;
4.	To approve, as an ordinary resolution, the re-appointment of Ms. CHUNG Suet In as an independent non-executive director of the Company to hold office until the next annual general meeting;
5.	To confirm, ratify and approve, as an ordinary resolution, the re-appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the year ending March 31, 2026;

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 – 5.

QUORUM AND VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

The quorum for the Meeting is the holders of not less than one-third of the issued and outstanding ordinary shares of the Company being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy.

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

Each proposal/resolution shall be put to the vote of the Meeting and decided on a poll.

The holder of an ordinary share shall have one vote for every ordinary share of which they are the holder.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

ANNUAL REPORT TO SHAREHOLDERS

The annual report for the fiscal year ended March 31, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. If you want to receive a paper or email copy of the Company’s 2025 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at info@oneconstruction.com.hk.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 4

RE-APPOINtment OF CURRENT DIRECTORS

The Board of Directors currently consists of four members. All of the current directors named below will seek re-appointment at the Meeting.

Each director to be re-appointed will hold office until the next annual general meeting or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-APPOINTMENT

Mr. CHEUNG Kam Cheung has been our executive director since July 19, 2024. Mr. Cheung worked at Sun Hung Kai Properties Limited, one of the largest property developers in Hong Kong (SEHK:016), from 2005 until July 2024, and his last position was senior project manager. Mr. Cheung is an authorized person on the registered list of architects maintained by the Building Authority of Hong Kong, a registered architect under the Architects Registration Board of Hong Kong and a member of the Hong Kong Institute of Architects. Mr. Cheung was also an executive director of Rainbow Foundation Limited, a Hong Kong charity organization, and a member of the advisory committee nominated by the Hong Kong Government for Ma Wan Park Limited (a government-funded organization). Mr. Cheung obtained his Bachelor of Arts (Architectural Studies) and Master of Architecture from the University of Hong Kong in 1990 and 1995, respectively, and a Doctor in Transformational Leadership from the Bethel Bible Seminary in 2024.

Mr. CHAN Man Kit has served as our independent director since June 14, 2024. Mr. Chan has served as the independent non-executive director of New Sparkle Roll International Group Limited (SEHK:970) since April 2024. Mr. Chan has been a Partner at Nortik Partners & Co. since 2019 and the sole proprietor of Chan Man Kit CPA since 2018, where he is responsible for audit and accounting services. Mr. Chan is a practicing certified public accountant of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants. Mr. Chan received his Bachelor of Science (Accounting) in 2013 from the University of Hull.

Mr. LAW Hok Yu has served as our independent director since June 14, 2024. Mr. Law has been the executive director and company secretary of Hang Yick Holdings Company Limited (SEHK:1894) since May and June 2024, respectively, and the executive director and company secretary of Royal Century Resources Holdings Limited (SEHK:8125) since May 2024. Mr. Law served at LET Group Holdings Limited (SEHK:1383) from 2021 to 2023 and his last position was Assistant Financial Controller. Mr. Law worked as a Manager at Ernst & Young from 2020 to 2021 and as an Audit Senior from 2018 to 2020. Mr. Law is a member of the Hong Kong Institute of Certified Public Accountants and obtained his Bachelor of Business Administration (Accountancy) in 2014 from The Hong Kong Polytechnic University.

Ms. CHUNG Suet In has served as our independent director since June 13, 2025. Ms. Chung has worked as an Auditor at Nortik Partners & Co. since 2021. She worked as an Audit Senior at Privatco CPA Limited from 2019 to 2021 and as an Audit Semi-Senior at Robert Chui CPA Limited between 2015 and 2019. Ms. Chung holds a Higher Diploma in Accounting from The University of Hong Kong School of Professional and Continuing Education.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed are as follows:

RESOLVED, as an ordinary resolution, that Mr. CHEUNG Kam Cheung be re-appointed as an executive director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as an ordinary resolution, that Mr. CHAN Man Kit be re-appointed as an independent non-executive director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as an ordinary resolution, that Mr. LAW Hok Yu be re-appointed as an independent non-executive director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

RESOLVED, as an ordinary resolution, that Ms. CHUNG Suet In be re-appointed as an independent non-executive director of the Company, to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

Vote Required for Approval

The approval of each of Proposals No. 1 to 4 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Re-Appointment of Current Directors will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-APPOINTMENT OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 5

RATIFICATION

OF

THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee recommends, and the Board of Directors concurs, that Audit Alliance LLP be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026.

In the event that our shareholders fail to ratify the re-appointment, our audit committee will reconsider its selection. Even if the re-appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year, if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution, that the re-appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026 be confirmed, ratified and approved.

Vote Required for Approval

The approval of Proposal No. 5 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Re-Appointment of Independent Registered Public Accounting Firm will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE RATIFICATION OF THE RE-APPOINTMENT

OF

AUDIT ALLIANCE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDING MARCH 31, 2026.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
November 26, 2025	/s/ CHEUNG Kam Cheung
CHEUNG Kam Cheung
Chairman of the Board of Directors